United States securities and exchange commission logo





                            June 20, 2023

       Yishai Cohen
       Chief Executive Officer
       Landa App 3 LLC
       6 W. 18th Street, 12th Floor
       New York, NY 10011

                                                        Re: Landa App 3 LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-Qualification
Amendment No. 1
                                                            Filed June 5, 2023
                                                            File No. 024-11815

       Dear Yishai Cohen:

               We have limited our review of your offering statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A filed June 5, 2023

       General

   1. Please revise to comply with the conditions for incorporation by reference on Form 1-A, including the
conditions in General Instruction III(a)(2)(B) and (C). Please also ensure
                                                        that you    clearly
identify the relevant document and portion thereof where such information can be
found    in accordance with General Instruction III(b). In addition, please explain why you
are incorporating by reference the Form 1-K filed on April 28,
                                                        2023 rather than the
Form 1-K/A filed on May 31, 2023, or revise accordingly.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Yishai Cohen
Landa App 3 LLC
June 20, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ronald (Ron) E. Alper at 202-551-3329 or Dorrie Yale at 202-551-
8776 with any questions.



                                                          Sincerely,
FirstName LastNameYishai Cohen
                                                          Division of
Corporation Finance
Comapany NameLanda App 3 LLC
                                                          Office of Real Estate
& Construction
June 20, 2023 Page 2
cc:       Mark Schonberger
FirstName LastName